Exhibit 99.2
Business Update
Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biopharmaceutical company developing a new class of custom-built protein drugs known as DARPin therapeutics ("Molecular Partners" or the "Company"), today announced corporate highlights and unaudited financial results for the first half-year of 2023.
“Throughout the first half of the year, our team has worked tirelessly to advance both our clinical programs and our platform, and I am extremely proud of what they have accomplished. We delivered compelling Phase 1 clinical data of MP0317 in patients with a range of different advanced solid tumors, initiated the first-in-human clinical trial of MP0533, a tetraspecific T cell engager DARPin candidate for the treatment of AML, and deepened the evidence base for the Radio DARPin Therapy platform,” said Patrick Amstutz, Ph.D., Molecular Partners’ Chief Executive Officer. “We are well-capitalized to advance these programs and continue leveraging our fundamental DARPin expertise to enter new areas with unique DARPin-based therapeutic approaches. I look forward to the second half of the year and beyond as we turn our attention toward MP0533, poised to generate clinical data which may represent a profound opportunity for patients suffering from AML, both initially in this relapsed setting, but also in combination and potentially as front line therapy in the future."

Research & Development Highlights
Oncology
MP0533
In January 2023, the first patient was dosed in the Phase 1/2a clinical trial of MP0533, a novel tetraspecific T cell engager for the treatment of relapsed/refractory acute myeloid leukemia ("AML") and myelodysplastic syndrome (MDS)/AML. Recruiting and dose-escalation are ongoing with seven sites open across Europe, presently dosing patients in the fourth cohort. Preliminary results from this clinical trial are expected in Q4 2023 and additional data in H1 2024.
The clonal heterogeneity and lack of single AML-specific target antigens represent major challenges for the development of targeted immune therapies for AML. Molecular Partners designed MP0533, a tetraspecific CD3-engaging DARPin, which simultaneously targets CD33, CD123 and CD70. This unique mode-of-action is designed to enable avidity-driven T cell mediated killing of leukemic stem cells and malignant blast cells, which co-express at least two of the three target antigens, while preserving a therapeutic window that minimizes damage to healthy cells.
MP0533's clinical development is supported by a comprehensive preclinical data that was presented at the Annual Meeting of the American Society of Hematology (ASH) in December 2022.
MP0317
In early June 2023, Molecular Partners presented additional positive results from the ongoing Phase 1 clinical trial of MP0317, a CD40 agonist designed to activate immune cells specifically within the tumor microenvironment by anchoring to fibroblast activation protein (FAP), which is

Exhibit 99.2
highly expressed within tumors. These data were presented at the American Society of Clinical Oncology (ASCO) Annual Meeting 2023.
MP0317 is designed to resolve the historical limitations of systemic CD40 agonists through the activation of the immune stimulator CD40 only when simultaneously bound to FAP. This design is intended to reduce systemic toxicities seen with prior CD40 agonists and focus CD40’s proven immuno-stimulatory properties on tumor tissue.
Biomarker data of paired tumor biopsies confirmed that MP0317 achieved tumor-localized CD40 activation. The detection of MP0317 in tumors positively correlated with immune activation when comparing high vs. low doses of MP0317, including a statistically significant CD40-mediated increase of antigen-presenting cells and interferon γ signature. MP0317 also demonstrated a favorable safety profile when administered in 3-weekly (Q3W) and weekly (Q1W) regimens, including the highest tested dose of 10mg/kg (Q3W). Dosing at the highest planned regime (Q1W) is ongoing. Additional data are expected to become available in H2 2023, with final data from this Phase 1 clinical trial anticipated in H1 2024. Data presented at ASCO 2023 build on the initial clinical data from the program presented at the Society for Immunotherapy of Cancer (SITC) annual meeting in November 2022 and support Molecular Partners’ strategy to pursue future combination studies of MP0317 with potential partners.
Radio-DARPin Therapy ("RDT") platform
The Company's RDT platform is being developed to provide a unique and innovative delivery system for radioactive payloads. Thanks to their small size as well as their high specificity and affinity, DARPins represent ideal vectors for efficient delivery of therapeutic radionuclides to solid tumors while overcoming some historic limitations of radioligand therapy approaches.
Notable recent achievements include a variety of preclinical data supporting the ability to reduce kidney uptake of Radio-DARPin conjugates to overcome nephrotoxicity, one of the key limitations of small protein-based radiotherapies. Molecular Partners presented positive preclinical data from its RDT platform in H1 2023 at the 12th International Symposium on Targeted Alpha Therapy (TAT 12), at the Annual Meeting of the American Association for Cancer Research (AACR), and at the Society of Nuclear Medicine & Molecular Imagining (SNMMI). Additional work is ongoing to demonstrate the ability of RDT to efficiently deliver high amounts of radioactivity to the tumor, leading to effective tumor eradication. More details on these efforts will be presented in the coming months and into 2024.
Molecular Partners continued to progress its RDT platform and portfolio of projects, both in-house and in partnership with Novartis. The tumor-associated protein Delta-like ligand 3 (DLL3) has been selected as one of the first targets of Molecular Partners’ proprietary RDT program.
Virology
As a furtherance of the clinical achievements with ensovibep for COVID-19 in collaboration with Novartis, Molecular Partners and Novartis signed a non-binding letter of intent in January 2023 to negotiate a Research Framework Agreement with a primary focus on emerging infectious global health threats.

Exhibit 99.2
Ophthalmology
Abicipar
In November 2021, Molecular Partners regained global development and commercial rights to abicipar for the treatment of neovascular age-related macular degeneration (nAMD) and Diabetic Macular Edema (DME). Abicipar completed two positive Phase 3 clinical trials, CEDAR and SEQUOIA, which supported the non-inferior efficacy of its quarterly dosing regimen compared to monthly ranibizumab. The Company continues to evaluate potential business opportunities for abicipar outside of internal development at Molecular Partners.

Corporate and Management Highlights
On April 4, 2023, Molecular Partners shareholders approved all motions proposed by the Board of Directors at the Annual General meeting.

On August, 24, 2023, Nicolas Leupin, M.D. PhD notified Molecular Partners AG of his intent to resign from Molecular Partners in his capacity as Chief Medical Officer, for personal reasons. Dr. Leupin joined Molecular Partners in 2019. Nicolas will remain with Molecular Partners in an advisory capacity to assist with the continued development of MP0533 and its clinical operations. Upon this transition, Philippe Legenne, M.D., MBA, MHS, VP Medical Strategy and Development, will take over activities from Nicolas and serve as acting CMO.

Dr. Legenne joined Molecular Partners in early 2020. Over this time, he has led the clinical development strategy and execution across the Molecular Partners portfolio. Prior to joining Molecular Partners, Philippe held positions of increasing responsibility at JNJ, GSK, and Novartis, both in the United States and Europe. In his most recent role prior to Molecular Partners, Philippe led the EU medical organization for the oncology portfolio at Amgen. He received his medical degree from the Université de Lille (France), an MBA from ESSEC Business School (Paris) and a Master’s degree in health economics from Université Paris Dauphine-PSL.

“I would like to thank Nicolas for his time and dedication to Molecular Partners over the last four years. He has been instrumental in building the clinical team we have today. I wish him the best for his time off with his family and his future endeavours,” said Patrick Amstutz, CEO of Molecular Partners. “I am grateful that Phillipe is stepping into the role of acting CMO. He has worked closely with Nicolas over the past years to establish our key opinion leader network and initiate our clinical sites. Phillipe and the team will continue our activities seamlessly with MP0533, as well as the other DARPin programs moving towards clinical development.”

ESG
In 2022, Molecular Partners published its environmental, social and governance ("ESG") priorities and progress. Currently, the Company is creating a baseline status evaluation as the next step toward implementing an ESG plan with clear metrics that detail its progress across priority areas: board oversight of ESG and corporate sustainability; human capital management and Diversity, Equity and Inclusion (DEI); product service and safety; access to medicine; and business ethics.
In its continued commitment to corporate sustainability, MP is continuously refining its ESG strategy to align with the expansion of the pipeline, the future growth of the company and the values and principles of its employees and shareholders. Elsewhere, Molecular Partners offers

Exhibit 99.2
generous benefits spanning from health to retirement planning to its employees, and fosters diversity and inclusion as a key element of its recruitment process.

H1 2023 Operational and Financial Highlights
◦Strong financial position with CHF 218.2 million in cash (including short term deposits) as of June 30, 2023
◦Net cash used in operating activities of CHF 29.8 million in H1 2023
◦Operating loss of CHF 31.0 million and net loss of CHF 30.8 million in H1 2023
◦Company expected to be funded well into 2026, excluding any potential payments from R&D partnerships
The H1 2023 Financial Statements are available on the company's website.

Key figures as of June 30, 2023 (unaudited)	H1 2023	H1 2022	Change
(CHF million, except per share, FTE data)
Total revenues and other income	3.5	184.5	(181.0)
R&D expenses	(24.3)	(27.0)	2.7
SG&A expenses	(10.2)	(11.2)	1.0
Operating result	(31.0)	146.3	(177.3)
Net result	(30.8)	148.6	(179.4)
Basic net result per share (in CHF)	(0.94)	4.59	(5.53)
Net cash from (used in) operating activities	(29.8)	151.0	(180.8)
Cash balance (incl. time deposits) as of June 30	218.2	285.1	(66.9)
Total shareholders’ equity as of June 30	206.0	265.9	(59.9)
Number of total FTE as of June 30	168.5	164.0	4.5

Business Outlook and Priorities
Molecular Partners’ strategic focus on areas of maximum differentiation by virtue of DARPins' unique capabilities remains steady, with funding to support portfolio development forecasted well into 2026. With two existing clinical programs and new areas of growth in the Radio DARPin Therapy and antiviral portfolios, Molecular Partners is well positioned to generate value through developmental milestones, new candidates and potential partnerships.
Financial Outlook 2023
For 2023, at constant exchange rates, the Company expects total expenses of CHF 65 - 75 million (previously estimated at CHF 70 - 80 million), of which approximately CHF 9.0 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation. This guidance does not include any potential receipts from R&D partnerships.
With CHF 218.2 million in cash and short-term time deposits and no debt as of June 30, 2023, the Company expects to be funded well into 2026, excluding any potential receipts from R&D partners.

Exhibit 99.2
The Company's balance sheet continued to be debt-free in 2023. As of June 30, 2023, the Company employed 168.5 FTE (full time equivalents), up 3% year-on-year. About 84% of the employees are employed in R&D-related functions.

About DARPin Therapeutics

DARPin therapeutics are a new class of custom-built protein therapeutics based on natural binding proteins that open a new dimension of multi-functionality and multi-target specificity in drug design. A single DARPin candidate can engage more than five targets, and its flexible architecture and small size offer benefits over other currently available protein therapeutics. DARPin therapeutics have been clinically validated through to registration via the development of abicipar, Molecular Partners’ most advanced DARPin drug candidate. The DARPin platform is a fast and cost-effective drug discovery engine, producing drug candidates with optimized properties for development and very high production yields.

About Molecular Partners AG

Molecular Partners AG is a clinical-stage biotech company developing DARPin (designed ankyrin repeat protein) therapeutics, a new class of custom-built protein drugs designed to address challenges current modalities cannot. The Company has formed partnerships with leading pharmaceutical companies to advance DARPin therapeutics in the areas of oncology and virology and has compounds in various stages of clinical and preclinical development across multiple therapeutic areas. www.molecularpartners.com; Find us on Twitter - @MolecularPrtnrs

Exhibit 99.2
Financial Summary
Results and overview
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the condensed consolidated interim financial statements which have been prepared in accordance with IAS 34 Interim Financial Reporting. Due to rounding, the numbers presented in this overview may not not precisely equal the detailed consolidated financial statements.
In addition to historical data, this discussion contains forward-looking statements regarding our business and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Key Financials (CHF million, except per share, FTE data)	H1 2023	H1 2022	Change
Total revenues and other income	3.5	184.5	(181.0)
R&D expenses	(24.3)	(27.0)	2.7
SG&A expenses	(10.2)	(11.2)	1.0
Total operating expenses (incl depr. & amort.)	(34.5)	(38.2)	3.7
Operating result	(31.0)	146.3	(177.3)
Net finance result	0.2	2.3	(2.1)
Income taxes	—	—	—
Net result	(30.8)	148.6	(179.4)
Basic net result per share (in CHF)	(0.94)	4.59	(5.53)
Diluted net result per share (in CHF)	(0.94)	4.48	(5.42)
Net cash from (used in) operating activities	(29.8)	151.0	(180.8)
Net cash from (used in) investing activities	7.4	(109.6)	117.0
Net cash from (used in) financing activities	(0.6)	(0.4)	(0.2)
Exchange gain/(loss) on cash positions	(1.7)	2.1	(3.8)
Net increase (decrease) in cash & cash equivalents	(24.7)	43.1	(67.8)
Cash & cash equivalents	63.2	114.9	(51.7)
Cash & cash equivalents (incl. short-term time deposits)	218.2	285.1	(66.9)
Total non-current assets	6.6	7.8	(1.2)
Total current assets	223.9	291.5	(67.6)
Total shareholders’ equity	206.0	265.9	(59.9)
Total non-current liabilities	8.8	10.1	(1.3)
Total current liabilities	15.7	23.3	(7.6)
Number of total FTE	168.5	164.0	4.5

Exhibit 99.2
Financial highlights
Over the course of 2023, the Group continued to invest in its clinical and preclinical programs as well as in research and development in order to progress its oncology and virology DARPin candidates towards value-creating milestones.
The strong balance sheet continues to provide our Group with financial flexibility and a forecasted cash runway well into 2026 beyond the envisaged key value inflection points expected to be captured until then.
Molecular Partners’ broad pipeline across multiple indications, its collaborations with pharma companies, and its financial position, all combine to provide our Group a robust position within the biotech sector. The Group continues to employ its financial and human resources into the evolution of its proprietary DARPin technology, the progression of innovative programs as well as the advancement of its pipeline of proprietary and outlicensed drug candidates in clinical development, targeting high-value indications.
Revenues
In H1 2023, the Group recognized total revenues and other income of CHF 3.5 million, a significant decrease compared to the previous year (2022: CHF 184.5 million). The revenue in the first six months of 2023 was attributable to the Group's collaboration with Novartis (CHF 3.5 million).
As of June 30, 2023 the Group has CHF 7.3 million of contract liabilities under the Novartis collaboration agreement. This contract liability is expected to be recognized as revenue in the coming two years as the Group performs its collaboration activities.
Operating expenses (incl. depreciation and amortization)
The Group’s operating expenses consist primarily of costs associated with research, preclinical and clinical testing, personnel-related costs and, to a lesser extent, royalty and license fees, facility expenses, professional fees for legal, tax, audit and strategic purposes, administrative expenses and depreciation of property, plant and equipment.
Overall, total operating expenses decreased by CHF 3.7 million (10%) to CHF 34.5 million in H1 2023 (compared to CHF 38.2 million in H1 2022). The two major expense categories were personnel expenses of CHF 20.6 million (60% of total operating expenses) and research and development projects related costs totaling CHF 7.4 million (22% of total operating expenses).
Total R&D expenses in H1 2023 decreased by CHF 2.7 million (10%) to CHF 24.3 million (H1 2022: CHF 27.0 million), mainly due to lower costs associated with manufacturing activities for MP0533, during 2023 as compared to 2022.
Total SG&A expenses in H1 2023 went down by CHF 1.0 million (9%) to CHF 10.2 million (H1 2022: CHF 11.2 million), mainly due to an decrease in director and officers insurance and professional fees.
As of June 30, 2023, the Group had 168.5 full-time employees (FTEs) on its payroll, including 140.9 FTEs (84%) in R&D and 27.6 FTEs (16%) in SG&A.

Exhibit 99.2
Operating result
In the first six months of 2023, the Group generated an operating loss of CHF 31.0 million (compared to an operating profit of CHF 146.3 million in the same period in 2022). The operating profit in H1 2022 was primarily driven by the revenue generated from our collaboration partner Novartis.
Financial income and expenses
In the first six months of 2023, Molecular Partners recorded a net financial gain of CHF 0.2 million, compared to a net financial gain of CHF 2.3 million in the same period in 2022.
The financial income amounted to CHF 1.9 million, driven by income generated from interest on the Group's cash balances. The financial expense of CHF 1.7 million arose mainly from a foreign exchange loss on cash positions and short-term time deposits. The Group does not hedge for translation risks as it pursues a stringent natural hedging policy by optimizing the matching of cash in/out flows in the respective currencies.
Income and deferred taxes
Molecular Partners AG did not have to pay or accrue any income taxes in the reporting periods. Future taxable income in Switzerland will be subject to federal, cantonal and communal income taxes. The Company’s applicable income tax rate in Switzerland is 19.3%.
Net result
In H1 2023, the Group recorded a net loss of CHF 30.8 million (H1 2022: CHF 148.6 million net profit).
Balance sheet and capital resources
As of June 30, 2023, the Group’s position on cash and cash equivalents plus short-term time deposits decreased by CHF 30.9 million compared to year-end 2022 to CHF 218.2 million (or 95% of the total assets).
Compared to year-end 2022, the total shareholders’ equity position decreased by CHF 29.2 million to CHF 206.0 million as of June 30, 2023 (December 31, 2022: CHF 235.2 million). The Group’s balance sheet continued to be debt-free throughout H1 2023.
Liabilities in the balance sheet are primarily comprised of contract liabilities, trade payables and accrued expenses from our operations as well as pension liabilities as per IAS19. Total liabilities as of June 30, 2023 amount to CHF 24.5 million (December 31, 2022: CHF 27.1 million). The contract liabilities are the most significant liability item with a total of CHF 7.3 million at June 30, 2023 (December 31, 2022: CHF 10.0 million).
Cash flow statement
In the first six months of 2023, Molecular Partners recorded a net cash outflow from operations of CHF 29.8 million, compared to the net cash inflow from operations of CHF 151.0 million in the same period in 2022.

Exhibit 99.2
Cash inflow from investing activities during the first six months of 2023 was CHF 7.4 million, compared to a CHF 109.6 million cash outflow in the same period of 2022. The cash flows from investing activities are largely driven by the shift of cash into short-term time deposits and vice versa. During the first six months of 2023 a CHF 0.3 million outflow was recorded for capital expenditures in equipment and intangible assets.
Net cash outflow from financing activities in the first six months of 2023 was CHF 0.6 million. Overall, the cash flow activities resulted in a net decrease of the Group’s total cash and cash equivalents balance of CHF 24.7 million from CHF 87.9 million at the end of 2022 to CHF 63.2 million as per June 30, 2023.
Financial risk management
The Group is developing several products and is currently not generating a constant revenue stream. At present, the lack of consistent positive operating cash flow may expose the Group to financing risks in the medium term. Risk management is carried out centrally under policies approved by the Board of Directors. Furthermore, the Group manages financial risks such as foreign exchange risk and liquidity.
Molecular Partners conducts its activities primarily in Switzerland, EU and U.S. As a result, the Group is exposed to a variety of financial risks, such as foreign exchange rate risk, credit risk, liquidity risk, cash flow and interest rate risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. The Group is not exposed to market price development as it has no saleable products.
The following is a summary of how we manage and mitigate the key financial risks:
•Foreign exchange risk: In order to reduce its foreign exchange exposure, Molecular Partners may enter into currency contracts (forwards and options) with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, EUR, and USD. The Group’s hedging policy is (1) to maximize natural hedging by matching expected future cash flows in the different currencies and (2) if markets conditions allow, to consider hedging certain of the remaining expected net currency exposure as the need arises. However, due to market volatilities and uncertainties in the cash flows, a 100% hedging of the currency exposure is impossible or not appropriate. Molecular Partners does not engage in speculative transactions.
•Interest rate risk: Molecular Partners earns interest income or may pay negative interest on cash and cash equivalents and its profit and loss may be influenced by changes in market interest rates. The Group is investing a portion of its cash balances in short-term time deposits in line with its treasury guidelines.
•Credit risk: The maximum credit risk on financial instruments corresponds to the carrying amounts of the Group’s cash and cash equivalents and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. All cash and cash equivalents are held with three major Swiss banks with ratings between A and AAA as per Standard & Poor’s. The Group enters into partnerships with partners which have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables.

Exhibit 99.2
•Liquidity risk: Based on the Group’s Business Plan 2023-2027, management estimates that the Group is financed well into 2026 .

Financial Outlook 2023
For the full year 2023, at constant exchange rates, the Group expects total expenses of CHF 65-75 million (previously estimated at CHF 70 - 80 million), of which approximately CHF 9 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation.
With CHF 218 million in cash and cash equivalents plus short-term time deposits and no debt as of June 30, 2023, Molecular Partners expects to be funded well into 2026, excluding any potential receipts from R&D partners.

Financial Calendar 2023
The following table summarizes the scheduled financial calendar for the financial year 2023.

Date:	Event:
August 24, 2023	Half-year results 2023 (unaudited)
October 26, 2023	Interim Management Statement Q3 2023